Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 6 DATED JUNE 26, 2018
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2018, Supplement No. 2, dated June 4, 2018, Supplement No. 3, dated June 11, 2018, Supplement No. 4, dated June 13, 2018, and Supplement No. 5, dated June 15, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Completed Real Property Acquisition Update
We completed the following significant acquisition:
Pescadero Distribution Center
On June 20, 2018, we, through a wholly-owned subsidiary, acquired from Pescadero Land Holdings, LLC, a 100% fee interest in one industrial building totaling approximately 382,000 square feet on approximately 19.5 acres, which we refer to as the “Pescadero Distribution Center.” The Pescadero Distribution Center is located in the Central Valley market in California and is 100% occupied by two customers with a weighted-average remaining lease term (based on square feet) of approximately 5.4 years. All customers in the Pescadero Distribution Center individually lease more than 10% of the total rentable area, as described below:

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Excel Inc. (d/b/a DHL Supply Chain (USA)), a transportation/logistics company, leases 197,250 square feet, or approximately 52% of the building’s rentable area, under a lease that expires in September 2023 with no options to extend. The annual base rent under the lease is currently $1,065,000 and is subject to annual rent escalations of approximately 4% beginning April 2019.

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Pactra USA, Inc., a transportation/logistics company, leases 184,350 square feet, or approximately 48% of the building’s rentable area, under a lease that expires in December 2023 with one option to extend the term of the lease for five years. The annual base rent under the lease is currently $1,073,000 and is subject to annual rent escalations of approximately 3% beginning in January 2019.

In general, the customers will be responsible for paying directly or reimbursing the landlord for their pro rata share of the real estate taxes, insurance, and repair and maintenance costs of the property.
Our management currently believes that the Pescadero Distribution Center is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the Pescadero Distribution Center will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Pescadero Distribution Center that may compete with this building. The cost of the Pescadero Distribution Center (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.
The total purchase price was $45,750,000, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 4.7%. The purchase price capitalization rate is based on the property’s projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses and other closing costs including acquisition costs. We funded this acquisition using proceeds from this offering and borrowings under our corporate line of credit.
The Pescadero Distribution Center was completed during 2017. As such, there is no operating history.

S-1

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Pescadero Distribution Center:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
2021	—	—	—	—	—
2022	—	—	—	—	—
2023	2	381,600	100%	$2,138,000	100%
2024	—	—	—	—	—
2025	—	—	—	—	—
2026	—	—	—	—	—
2027	—	—	—	—	—
_______________

(1)
Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

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